MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports Second Quarter Fiscal Year 2008 Financial Results

Vancouver, BC, CANADA & San Diego, CA, USA – December 13, 2007– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, reports financial results for the three months ended October 31, 2007 and an update on its programs.

UPDATE ON DRUG DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM/CPI-226/MX-226; topical cationic peptide; prevention of catheter-related infections): A pivotal Phase III study being conducted by our development and commercialization partner Cadence Pharmaceuticals  is in progress in the United States under a Special Protocol Assessment (SPA) agreement with the US FDA and in Europe. This confirmatory Phase III trial is a randomized, Evaluation Committee-blinded study to assess the effectiveness of OmigardTM vs. 10% povidone-iodine for the prevention of central venous catheter-related infections. This ongoing trial is known as the Central Line Infection Reduction Study, or CLIRS trial. Cadence expects they will complete enrollment of the 1,850 patients planned for the trial in the second quarter of 2008, with results available in the second half of 2008. If the results of the CLIRS trial are positive, Cadence expects to submit a New Drug Application (“NDA”) for omiganan 1% gel in the first half of 2009.

Celgosivir (MX-3253; oral alpha-glucosidase I inhibitor; treatment of chronic hepatitis C virus infections): Final top-line results of a Phase II 12-week combination therapy study in non-responder and partial responder patients were announced April 11, 2007, demonstrating proof-of-concept and evidence of clinical benefit when adding celgosivir to the current standard-of-care HCV therapy (pegylated interferon plus ribavirin) as compared to the active control treatment (standard-of-care alone) in patients with chronic hepatitis C virus genotype 1 infections who were characterized as non-responders to prior therapy with optimized pegylated alpha interferon plus ribavirin.

In conjunction with the Phase II non-responder study described above, a protocol was designed and approved by Health Canada to provide participants in the 12-week study with access to continued treatment for up to an additional 36 weeks (for up to a total of 48 weeks of therapy). In consultation with their physicians, patients could elect to continue on with their original treatment or, if on the double combination or the control treatments, could switch to the triple combination treatment.  Of the 50 patients completing 12 weeks of treatment, 31 elected to continue treatment beyond 16 weeks, with 30 of these either continuing with, or switching to, the triple combination and one patient remaining on double combination. Of the 30 patients receiving triple combination treatment: 11 patients completed 48 weeks of treatment with 5 of these patients achieving undetectable virus levels. Three of these patients (all partial responders to prior therapy) relapsed subsequently, and two of the patients (both non-responders to prior therapy) achieved a sustained virologic response (SVR). The safety profile for patients exposed to celgosivir for up to 48 weeks did not differ from those in the initial 12-weeks of treatment. There was no increase in reported diarrhea with long term treatment, nor an increase in incidence and severity of Creatine Kinase (CK) elevations (two side effects seen in previous studies). No new, previously unknown adverse events were reported.

Interim 4-week results on the first 10 patients in an ongoing Phase II viral kinetics combination study of celgosivir in patients with chronic HCV (genotype 1) infection who have not received prior treatment for their infection were announced December 3, 2007. The results indicate that celgosivir has no negative effects on the tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs, pegylated interferon plus ribavirin, as compared to the standard of care drugs alone. The viral kinetics in both treatment groups are similar and, due to the small number of patients and the high response rate with standard of care alone in this study, efficacy results from the interim data are inconclusive.

Based on a detailed analysis of the data from the Phase II viral kinetics study, the non-responder study and the related extension protocol, there is rationale for increasing the dosage of celgosivir from 400mg per day to 600mg per day to enhance efficacy. We are, therefore, exploring the potential to amend the current viral kinetics study protocol to allow for the increased dose.

MIGENIX Inc. – NEWS RELEASE – December 13, 2007                                                           Page 2 of 7

All MIGENIX-related clinical trials of celgosivir to date have been conducted in Canada. A US IND application is in the preparation process, with the timing for submission to be determined in conjunction with our plans for the amendment to the viral kinetics study described above, funding considerations, and partnering of the program. MIGENIX has been and continues to be in discussions with potential partners for the further clinical development of celgosivir.

MIGENIX recently received notification that the European Patent Office intends to grant a key patent protecting the use of celgosivir as a treatment for HCV.  This follows the issuance of patents in South Korea, New Zealand and South Africa that are also directed to the use of celgosivir for the treatment of HCV and other hepaciviruses.  Prosecution of related patent applications, also claiming uses for celgosivir against HCV, continues in other key jurisdictions

Omiganan (CLS001; topical cationic peptide; treatment of dermatological diseases): Cutanea Life Sciences, Inc., our development and commercialization partner for CLS001, have completed their first Phase II trial designed to evaluate the safety and efficacy of CLS001 in 240 patients with papulopustular rosacea. The results of this randomized, vehicle-controlled, double-blind, multi-center Phase II study, were announced October 17th, 2007.   Based on the promising results from this study, Cutanea has selected a once-daily dose of omiganan 2.5% gel for further development for the treatment of papulopustular rosacea and is planning to advance this product candidate into Phase III development.

MX-2401 (IV lipopeptide; treatment of gram-positive bacterial infections): MX-2401 is an injectable lipopeptide being developed for the treatment of serious gram positive bacterial infections. To date, preclinical studies conducted on MX-2401 have demonstrated very favorable activity, low toxicity, a long half-life, and other positive scientific and competitive features (with efficacy in multiple animal models, including pneumonia).

Based on these positive results, the Company initiated interactions with Health Canada to obtain feedback on the pre-Phase I development program. Good Laboratory Practices (“GLP”) compliant non-clinical studies were then initiated in April 2007. The timing for completion of the GLP studies is dependent upon: (1) additional manufacturing process development work; (2) initiation of the remaining required GLP studies; and (3) financial resources.

MX-4565 (small molecule; treatment of neurodegenerative diseases): In June 2007 we were awarded a grant from the Michael J. Fox Foundation to fund research in our MX-4565 program. The grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.  Studies funded by the grant are ongoing.

Other Matters: In November 2007 we relocated our Vancouver office and research operations to new premises in close proximity to our former facility. Our new premises consist of approximately 9,500 sq. ft. of office and lab space, with leases that expire in December 2009. We have a renewal option for an additional three- year term and rights of first offer for approximately 1,200 sq. ft of additional lab space to expand our operations.

FINANCIAL RESULTS

For the three months ended October 31, 2007 (“Q2/08”), MIGENIX incurred a loss of $3.0 million (Q2/07: $3.7 million) or $0.03 (Q2/07: $0.05) per common share, and for the six months ended October 31, 2007 (“YTD Fiscal 2008”) the loss is $6.1 million ($0.06 per common share) compared to a loss of $6.2 million ($0.08 per common share) for the six months ended October 31, 2006 (“YTD Fiscal 2007”). The $0.7 million decrease in the Q2/08 loss compared to Q2/07 consists of: (i) a $0.4 million decrease in research and development expenses (see “Research and Development Expenses” below); (ii) a $0.2 million decrease in general and corporate expenses (see “General and Corporate Expenses” below; and (iii) a $0.1 million decrease in amortization expense (see “Amortization” below).

Revenues

During Q2/08 the Company had no revenues (Q2/07: $nil) and during YTD Fiscal 2008 research and development collaboration revenue was nominal (i.e. < $0.1 million) (YTD Fiscal 2007: $nil). This research and development collaboration revenue is pursuant to the sale of omiganan drug substance to Cutanea Life Sciences.

MIGENIX Inc. – NEWS RELEASE – December 13, 2007                                                           Page 3 of 7

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Three months ended October 31		Six months ended October 31
	2007	2006	2007	2006
Program Expenses	Canadian dollars, millions
Omiganan 1% gel (partnered)	0.0	0.0	0.0	0.0
Omiganan for dermatological diseases (partnered)	0.0	0.0	0.0	0.0
Celgosivir	0.3	0.2	0.7	0.6
MX-2401 (net of government assistance)	0.1	0.6	0.1	0.6
Other projects	0.0	0.1	0.0	0.1
Total Program Expenses	0.4	0.9	0.8	1.3

Unattributed Expenses
Personnel	0.8	0.7	1.5	1.3
Patent costs	0.3	0.2	0.6	0.3
Other	0.3	0.4	0.6	0.6
Total Unattributed Expenses	1.4	1.3	2.7	2.2

Total Research & Development Expenses	$1.8	$2.2	$3.5	$3.5

(1) Before amortization expense, technology and license acquisition costs, and write-offs of intangibles assets.

(2) Value of $0.0 million represents $nil to ~$50,000 in expenses during the period.

Our Omiganan programs are being advanced by development and commercialization partners (Cadence Pharmaceuticals and Cutanea Life Sciences).

Celgosivir program costs were $0.3 million in Q2/08 (Q2/07: $0.2 million) and were $0.7 million for YTD Fiscal 2008 (YTD Fiscal 2007: $0.6 million).

Costs in the MX-2401 program in Q2/08 were $0.1 million (Q2/07: $0.6 million) and were $0.1 million for YTD Fiscal 2008 (YTD Fiscal 2007: $0.6 million). The decrease in Q2/08 and YTD Fiscal 2008 MX-2401 costs is principally due to higher cost manufacturing activity in Q2/07 and YTD Fiscal 2007 in preparation for the GLP studies started in April 2007. The MX-2401 program costs are net of government assistance (see “Liquidity and Capital Resources”).

Research and development costs not allocated to programs were $1.4 million in Q2/08 (Q2/07: $1.3 million) and were $2.7 million for YTD Fiscal 2008 (YTD Fiscal 2007: $2.2 million). The approximate $0.5 million increase in these unallocated research and development costs in YTD Fiscal 2008 is spread out across personnel costs (increased headcount initiated last year, particularly with respect to non-clinical work in the celgosivir program) and patent costs (advancement of celgosivir patent applications).

We anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. We are currently focusing our resources on advancing the development of our non-partnered programs: celgosivir and MX-2401.

General and Corporate Expenses

General and corporate expenses in Q2/08 were $0.8 million (Q2/07: $1.0 million) and were $1.8 million for YTD Fiscal 2008 (YTD Fiscal 2007: $1.8 million). Personnel costs were $0.4 million in Q2/08 (Q2/07: $0.7 million) and were $1.0 million for YTD Fiscal 2008 (YTD Fiscal 2007: $1.2 million).

Amortization

Amortization expense for equipment was $0.1 million in YTD Fiscal 2008 (YTD Fiscal 2007: $0.1 million).

Amortization expense for intangible assets was $0.1 million in YTD Fiscal 2008 (YTD Fiscal 2007: $0.3 million).

MIGENIX Inc. – NEWS RELEASE – December 13, 2007                                                           Page 4 of 7

Other Income and Expenses

Interest income was $0.3 million for YTD Fiscal 2008 (YTD Fiscal 2007: $0.3 million).

Accretion expense related to the convertible royalty participation units for Q2/08 was $0.4 million (Q2/07: $0.4 million) and is $0.8 million for YTD Fiscal 2008 (YTD Fiscal 2007: $0.7 million). This accretion expense is a non-cash expense resulting from [i] accreting the liability component of the convertible royalty participation units to the maximum royalties payable of $29.5 million (will be reduced for actual royalties paid, any units converted into common shares, and should our estimate of the probable royalties payable decline below $29.5 million) over the estimated royalty payment term using the effective interest method; and [ii] amortizing the deferred financing costs over the estimated royalty payment term using the effective interest method.

The foreign exchange gains/losses were nominal (< $0.1 million) for each of Q2/08, Q2/07, YTD Fiscal 2008 and YTD Fiscal 2007.

Equipment and Intangible Asset Expenditures

Equipment expenditures for Q2/08 were approximately $0.1 million (Q2/07: $0.1 million) and for YTD Fiscal 2008 were $0.2 million (YTD Fiscal 2007: $0.2 million).

Intangible asset costs capitalized in Q2/08, Q2/07, YTD Fiscal 2008 and YTD Fiscal 2007 were $nil.

Liquidity and Capital Resources

As of October 31, 2007, the Company had cash, cash equivalents and short-term investments of $10.5 million (April 30, 2007: $15.3 million) and the Company’s net working capital was $9.7 million (April 30, 2007: $14.6 million). The $4.9 million decrease in net working capital from April 30, 2007 is primarily attributable to the cash loss of $4.5 million (loss excluding non-cash expenses: amortization, stock-based compensation and accretion of the convertible royalty participation units) for the six months ended October 31, 2007.

In March 2005 the Company obtained a $9.3 million funding commitment for the MX-2401 program from the Industrial Technologies Office - Industry Canada (“ITO”; formerly Technology Partnerships Canada). The ITO funding covers 26% of eligible costs and a royalty is payable to ITO if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval). As at October 31, 2007, the Company had expenditures qualifying for $1.3 million of funding under this commitment of which $0.6 million had been received and $0.7 million was recorded as government assistance receivable. Based on a meeting with ITO it was determined that a substantive amendment to our agreement with ITO would be required as milestones in the program had shifted principally as a result of more manufacturing process development work being undertaken in the program compared to the original work plan for ITO. Currently our claims for ITO funding including the $0.7 million recorded as government assistance receivable are on hold and we are working with ITO to address these claims. It is possible that the ITO repayment terms could change in conjunction with other changes, if any, in the ITO agreement. Royalties, if any, that may be payable to ITO would be accounted for in the period in which it is determined that payment is likely.

MIGENIX believes that its funds on hand at October 31, 2007 are sufficient to provide for operations into the third quarter of calendar 2008 before funds received, if any, from existing or new license agreements, the exercise of warrants and options and future financing activities. The Company will continue advancing its highest priority programs while operating within an annual burn rate of $11 million to $13 million. The magnitude of spending in the Company’s development programs will be dependent on the licensing status of the celgosivir program and results in the programs, and we may need to increase or decrease our annual burn rate in response to such results. MIGENIX is likely to need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained.

MIGENIX Inc. – NEWS RELEASE – December 13, 2007                                                           Page 5 of 7

Outstanding Shares

There are currently 94,463,806 (October 31, 2007: 94,463,806; April 30, 2007: 94,237,205) common shares outstanding; 29,465 convertible royalty participation units (October 31, 2007 and April 30, 2007: 29,465); and 9,250,000 (October 31, 2007: 9,250,000; April 30, 2007: 9,350,000) preferred shares outstanding. As of December 13, 2007 MIGENIX approved the redemption of the outstanding 4,000,000 Series E preferred shares for the aggregate sum of US$1 based on the expiry of the milestone obligations associated with these preferred shares.

Conference Call

Investors, analysts and the media are invited to participate in a conference call and webcast on Thursday, December 13, 2007 at 11:00 a.m. ET (8:00 a.m. PT) to discuss this announcement. An update on company activities will also be provided.  To participate in the conference call, please dial 416-644-3418 or 1-800-732-1073. The call will be available for replay until December 27, 2007 by calling 416-640-1917 or 1-877-289-8525 and entering the pass code 21255722#. The live and archived webcast can be accessed through the company’s website at www.migenix.com for the next 90 days.

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	October 31, 2007	April 30, 2007
Assets
Cash and cash equivalents	$5,886	$2,945
Short-term investments	4,635	12,365
Other current assets	1,310	1,245
Total current assets	$11,831	$16,555
Long-term investments	1	1
Equipment	906	881
Intangible assets	1,543	1,671
Deferred transaction costs(1)	-	473
Total assets	$14,281	$19,581

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$2,161	$1,958
Total current liabilities	$2,161	$1,958
Convertible royalty participation units(1)	5,219	4,847
Preferred shares	-	115
Total liabilities	$7,380	$6,920

Shareholders’ equity
Common shares	$125,156	$124,994
Equity portion of convertible royalty participation units	4,554	4,554
Contributed surplus	8,005	7,830
Deficit	(130,814)	(124,717)
Total shareholders’ equity	$6,901	$12,661
Total liabilities and shareholders’ equity	$14,281	$19,581

(1) As of May 1, 2007 pursuant to the adoption of new accounting standards Deferred transaction costs are netted against the convertible royalty participation units in liabilities.

MIGENIX Inc. – NEWS RELEASE – December 13, 2007                                                           Page 6 of 7

STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT Unaudited – In Thousands Canadian dollars (except per share amounts)	Three months ended October 31,		Six months ended October 31,
	2007	2006	2007	2006
Revenue
Research and development collaboration	-	-	6	-
	$ -	$ -	$6	$ -
Expenses
Research and development	1,754	2,165	3,457	3,506
General and corporate	843	1,016	1,830	1,805
Amortization	117	233	254	459
	$2,714	$3,414	$5,541	$5,770

Loss before other income (expense)	$(2,714)	$(3,414)	$(5,535)	$(5,770)
Accretion of convertible royalty participation units	(425)	(419)	(846)	(719)
Interest income	127	130	270	274
Foreign exchange gain (loss)	15	(9)	14	17
Loss and comprehensive loss for the period	$(2,997)	$(3,712)	$(6,097)	$(6,198)
Deficit, beginning of period	(127,817)	(111,151)	(124,717)	(108,665)
Deficit, end of period	$(130,814)	$(114,863)	$(130,814)	$(114,863)

Basic and diluted loss per common share	$(0.03)	$(0.05)	$(0.06)	$(0.08)
Weighted avg. number of common shares outstanding (000’s)	94,464	74,505	94,464	74,202

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars
	2007	2006	2007	2006
Loss for the period	$(2,997)	$(3,712)	$(6,097)	$(6,198)
Items not affecting cash:
Amortization	117	233	254	459
Stock-based compensation	52	88	185	235
Issuance of deferred share units	-	96	-	96
Accretion of convertible royalty participation units	425	419	846	719
Changes in non-cash working capital items relating to operating activities	274	619	261	(676)
Cash used in operating activities	$(2,129)	$(2,257)	$(4,551)	$(5,365)

Issuance of convertible royalty participation units	-	(5)	-	7,732
Proceeds on exercise of stock options	-	9	-	10
Proceeds on exercise of warrants	-	138	36	155
Repayment of capital lease obligation	-	-	-	(5)
Cash provided by financing activities	-	$142	$36	$7,892

Funds from (purchases of) short-term investments	748	(1,447)	7,628	(2,811)
Proceeds on disposal of equipment	-	-	12	-
Purchases of equipment	(109)	(99)	(184)	(171)
Cash provided by (used in) investing activities	$639	$(1,546)	$7,456	$(2,982)

(Decrease) increase in cash and cash equivalents	$(1,490)	$(3,661)	$2,941	$(455)
Cash and cash equivalents, beginning of period	7,376	8,949	2,945	5,743
Cash and cash equivalents, end of period	$5,886	$5,288	$5,886	$5,288

MIGENIX Inc. – NEWS RELEASE – December 13, 2007                                                           Page 7 of 7

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: Cadence Pharmaceuticals completing enrollment of 1,850 patients in the CLIRS trial in the second quarter of 2008, with results available in the second half of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for Omigard in the first half of 2009; the timing for submission of a US IND for celgosivir to be determined in conjunction with our plans for the amendment of the viral kinetics study and funding considerations and partnering of the program; Cutanea Life Sciences’ plans to advance omiganan for the treatment of rosacea into Phase III clinical development, our estimate of the probable royalties payable to the holders of the convertible royalty participation units; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $11 million to $13 million; and the Company’s financial resources being sufficient to fund operations into the third quarter of calendar 2008.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: Cadence’s ability to enroll sufficient patients to complete the Omigard CLIRS trial; the adequacy of the CLIRS trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA, for Omigard; Cutanea’s ability to manage, fund and advance omiganan for dermatological applications into Phase III, the adequacy of Cutanea’s Phase II results for regulatory authorities to support advancing to Phase III; our ability to manage licensing opportunities; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.